Exhibit 12.1

NORANDA ALUMINUM HOLDING CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Pre-predecessor	Predecessor		Successor
(dollars in millions)	For the period from January 1, 2006 to August 15, 2006	For the period from August 16, 2006 to December 31, 2006	January 1, 2007 to May 17, 2007	May 18, 2007 to December 31, 2007	For the year ended December 31, 2008	For the year ended December 31, 2009	For the year ended December 31, 2010
COMPUTATION OF EARNINGS
Income (loss) before tax expense	110.6	65.6	27.9	13.3	(107.0)	160.0	101.9
Less: Equity in net income of investments in afiliates	(8.3)	(3.2)	(4.3)	(7.3)	(7.7)	(0.6)	—
Plus: Fixed charges	13.4	6.8	6.5	65.8	88.9	54.4	32.7
Less: Capitalized interest	—	—	—	—	—	—	(0.4)

Earnings	115.7	69.2	30.1	71.8	(25.8)	213.8	134.2

COMPUTATION OF FIXED CHARGES
Net interest expense	12.7	6.4	6.2	65.0	88.0	53.5	31.1
Capitalized Interest	—	—	—	—	—	—	0.4
Interest portion of operating lease expense	0.7	0.4	0.3	0.8	0.9	0.9	1.2

Fixed Charges	13.4	6.8	6.5	65.8	88.9	54.4	32.7

RATIO OF EARNINGS TO FIXED CHARGES	8.6	10.2	4.6	1.1	— *	3.9	4.1

*	Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges. The coverage deficiency was $114.7 million.